Exhibit 99.24

Enthusiast Gaming Holdings Inc.

(formerly J55 Capital Corp.)

Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020

(Expressed in Canadian Dollars)

Unaudited

MANAGEMENT'S COMMENTS ON

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTICE TO READER PURSUANT TO NATIONAL INSTRUMENT 51-102 - CONTINUOUS DISCLOSURE

OBLIGATIONS

Under National Instrument 51-102, Continuous Disclosure Obligations, if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying condensed consolidated interim financial statements of Enthusiast Gaming Holdings Inc. (the “Company”) for the three months ended March 31, 2020 have been prepared by management, and reviewed and approved by the Audit Committee under the delegated authority of the Board of Directors of the Company. The Company’s independent auditor has not performed a review of these condensed consolidated interim financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity's auditor.

Date of approval of condensed consolidated interim financial statements: May 14, 2020.

Approved by the Audit Committee of the Company.

Signed: “Ben Colabrese”	Signed: “Alan Friedman”
Chairman of the Audit Committee	Audit Committee Member

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Condensed Consolidated Interim Statements of Financial Position
As at March 31, 2020 and December 31, 2019
(Unaudited - Expressed in Canadian Dollars)

	Note	March 31, 2020	December 31, 2019
			(audited)
ASSETS
Current
Cash		$11,488,203	$13,211,722
Investments	6	125,003	804,865
Trade and other receivables	5	7,418,462	6,701,087
Loans receivable	20	224,170	205,936
Prepaid expenses	16	614,398	612,386
Total current assets		19,870,236	21,535,996
Non-current
Property and equipment, net	8	304,670	298,312
Right-of-use asset - lease contract, net	11	678,334	733,413
Long-term investment	6	2,534,770	2,480,405
Investment in associates	7	818,466	914,295
Long-term portion of prepaid expenses	16	58,572	104,630
Intangible assets, net	9	58,799,021	60,017,320
Goodwill	10	83,259,416	83,259,416
Total Assets		$166,323,485	$169,343,787

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	12	$6,422,380	$7,423,396
Deferred revenue		1,167,140	1,647,594
Income tax payable		7,177	2,415
Deferred payment liability	15	1,351,621	1,208,413
Current portion of lease contract liability	11	171,714	193,366
Total current liabilities		9,120,032	10,475,184
Non-current
Long-term debt	13	20,557,961	19,691,220
Long-term lease contract liability	11	519,324	548,846
Convertible debentures	14	7,216,738	7,015,820
Deferred payment liability	15	534,259	473,413
Deferred tax liability	19	12,482,702	12,482,605
Total liabilities		$50,431,016	$50,687,088

Shareholders' Equity
Share capital	16	184,101,142	176,511,857
Shares to be returned to treasury	17	(3,858,756)	(3,858,756)
Warrants reserve	18	10,465,065	15,404,728
Contributed surplus	19	9,389,784	9,439,324
Accumulated other comprehensive income		292,449	90,078
Deficit		(84,497,215)	(78,930,532)
Total shareholders' equity		115,892,469	118,656,699
Total liabilities and shareholders' equity		$166,323,485	$169,343,787

Going concern (Note 1)

Commitments (Note 23)

Subsequent events (Note 25)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
For the three months ended March 31, 2020 and 2019
(Unaudited - Expressed in Canadian Dollars)

	Note	Three months ended March 31, 2020	Three months ended March 31, 2019
Revenue
Revenue	24	$6,929,572	$-
Gain on player buyout	9, 24	204,764	-
Total revenue		7,134,336	-
Cost of sales		3,841,107	-
Gross margin		3,293,229	-
Operating expenses
Professional fees		286,242	28,098
Consulting fees		1,207,650	243,173
Advertising and promotion	16	273,886	50,000
Office and general		986,468	15,957
Salaries and wages	20	1,240,484	-
Technology support, web development and content		934,894	-
eSports player, team and game expenses		865,109	-
Foreign exchange (gain) loss		(156,517)	34,750
Share-based compensation	19	390,373	-
Amortization and depreciation	8, 9, 11	1,297,140	-
Total operating expenses		7,325,729	371,978

Other expenses (income)
Share of loss from investment in associates	7	95,829	-
Interest and accretion	11, 13, 14, 15	1,325,261	-
Change in fair value of investment	6	174,616	-
Interest income		(61,523)	-
Net loss for the period		(5,566,683)	(371,978)

Other comprehensive income
Items that may be reclassified to profit or loss
Foreign currency translation adjustment		202,371	-
Net loss and comprehensive loss for the period		$(5,364,312)	$(371,978)
Net loss and comprehensive loss per share,
basic and diluted		$(0.07)	$(0.02)
Weighted average number of common shares
outstanding, basic and diluted		72,524,137	19,879,065

Net loss and comprehensive loss and weighted average number of shares outstanding, basic and diluted, are presented after giving effect to the 1:8 share consolidation (Note 16).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Condensed Consolidated Interim Statements of Shareholders’
Equity For the three months ended March 31, 2020 and 2019
(Unaudited - Expressed in Canadian Dollars)

	Note	Number of shares	Share capital	Number of shares to be issued	Shares to be issued	Contributed surplus	Warrant reserve	Shares to be returned to treasury	Accumulated other comprehensive loss	Deficit	Total shareholders' equity
Balance December 31, 2018		19,876,450	$5,711,833	-	$-	$-	$115,913	$-	$-	$(384,105)	$5,443,641
Shares issued for services		23,541	56,500	-	-	-	-	-	-	-	56,500
Shares to be issued, net of cost		-	-	10,416,750	23,204,178	-	-	-	-	-	23,204,178
Net loss for the period		-	-	-	-	-	-	-	-	(371,978)	(371,978)
Balance March 31, 2019		19,899,991	$5,768,333	10,416,750	$23,204,178	$-	$115,913	$-	$-	$(756,083)	$28,332,341

Balance December 31, 2019		72,091,673	$176,511,857	-	$-	$9,439,324	$15,404,728	$(3,858,756)	$90,078	$(78,930,532)	$118,656,699
Shares issued upon exercise of warrants	16	1,971,595	7,100,005	-	-	-	(4,939,663)	-	-	-	2,160,342
Shares issued upon exercise of options	16	131,875	489,280	-	-	(439,913)	-	-	-	-	49,367
Share-based compensation	19	-	-	-	-	390,373	-	-	-	-	390,373
Other comprehensive income for the period		-	-	-	-	-	-	-	202,371	-	202,371
Net loss for the period		-	-	-	-	-	-	-	-	(5,566,683)	(5,566,683)
Balance March 31, 2020		74,195,143	$184,101,142	-	$-	$9,389,784	$10,465,065	$(3,858,756)	$292,449	$(84,497,215)	$115,892,469

Number of shares outstanding are presented after giving effect to the 1:8 share consolidation (Note 16).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Condensed Consolidated Interim Statements of Cash Flows
For the three months ended March 31, 2020 and 2019
(Unaudited - Expressed in Canadian Dollars)

	Note	Three months ended March 31, 2020	Three months ended March 31, 2019

Cash flows from operating activities
Net loss for the period		$(5,566,683)	$(371,978)
Items not affecting cash:
Amortization and depreciation	8, 9, 11	1,297,140	-
Share-based compensation	19	390,373	-
Interest and accretion	11, 13, 14, 15	438,989	-
Gain on player buyout	9	(204,764)	-
Foreign exchange		(69,000)	34,750
Capitalized interest and success fee	13	683,595	-
Shares issued for services	16	46,058	56,500
Change in fair value of investment	6	174,616	-
Share of loss from investment in associates	7	95,829	-
Changes in working capital
Changes in trade and other receivables		(717,375)	(194,082)
Changes in prepaid expenses		(2,012)	-
Changes in accounts payable and accrued liabilities		(1,021,719)	229,134
Changes in deferred revenue		(480,454)	-
Changes in income tax payable		4,762	-
Net cash used in operating activities		(4,930,645)	(245,676)

Cash flows from investing activities
Proceeds from disposal of investment	6	680,000	-
Proceeds from disposal of intangible assets	9	204,764	-
Acquisition of property and equipment	8	(4,871)	-
Net cash provided by investing activities		879,893	-

Cash flows from financing activities
Share issuance costs		-	(8,125)
Proceeds from exercise of warrants	16	2,160,342	-
Proceeds from exercise of options	16	49,367	-
Lease payments	11	(60,252)	-
Net cash provided by (used in) financing activities		2,149,457	(8,125)

Foreign exchange effect on cash		177,776	-
Net change in cash		(1,723,519)	(253,801)
Cash, beginning of period		13,211,722	4,155,054
Cash, end of period		$11,488,203	$3,901,253

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2020 and 2019
(Unaudited - Expressed in Canadian Dollars)

1.	Nature of operations and going concern

Nature of operations

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.) (the “Company” or “Enthusiast”, or when referenced prior to August 30, 2019, “J55”) was incorporated under the Business Corporation Act (British Columbia) on June 27, 2018 and upon incorporation was classified as a Capital Pool Company, as defined in the Policy 2.4 of the TSX Venture Exchange (the “TSXV”). The Company is a publicly traded company listed on the Toronto Stock Exchange (“TSX”) under the symbol “EGLX”. The Company commenced trading on the TSX on January 27, 2020, following a graduation from the TSXV. The registered head office of the Company is 90 Eglinton Avenue East, Suite 805, Toronto, Ontario, M4P 2Y3.

On August 30, 2019, J55 completed a Qualifying Transaction (as defined by the policies of the TSXV) with Aquilini GameCo Inc. (“GameCo”) in accordance with an amalgamation agreement dated May 30, 2019, pursuant to which J55 acquired all of the issued and outstanding securities of GameCo in exchange for identical securities of J55 on a one-for-one basis (the “Amalgamation”). The Amalgamation is considered a related party transaction due to J55 and GameCo having common directors.

Although the Amalgamation resulted in GameCo becoming a wholly-owned subsidiary of J55, the transaction constitutes a reverse acquisition of J55 by GameCo in-as-much as the former shareholders of GameCo received 95.3%, on a non-diluted basis, of the issued and outstanding common shares of the resulting corporation. For accounting purposes, GameCo is considered the acquirer and J55 the acquiree. Accordingly, these condensedconsolidated interim financial statements are a continuation of the financial statements of GameCo and references to the “Company” will mean the consolidated entity subsequent to the date of the Amalgamation and to GameCo prior to that date.

On August 27, 2019, GameCo completed an acquisition of Luminosity Gaming Inc. (“Luminosity Gaming”) and Luminosity Gaming (USA), LLC (“Luminosity USA”, which together with Luminosity Gaming, is herein referred to as “Luminosity”) (the “Acquisition”). The Acquisition was completed in accordance with a share purchase agreement dated February 14, 2019 (the “SPA”), between GameCo, Luminosity, and Stephen Maida (founder and sole shareholder of Luminosity), pursuant to which GameCo agreed to acquire Luminosity in exchange for: (i) $1,500,000 in cash, payable on the closing date; (ii) 7,500,000 common shares in the capital of GameCo, issuable on the closing date and subject to certain escrow conditions; and (iii) a promissory note, issuable on the closing date, with a principal value of $2,000,000, maturing on the completion of the of the Amalgamation. The Acquisition is accounted for in accordance with IFRS 3, Business Combinations (“IFRS 3”), as the operations of Luminosity constitute a business.

On August 30, 2019, following the closing of the Amalgamation, the Company completed a Plan of Arrangement (“POA”) with Enthusiast Gaming Properties Inc. (formerly Enthusiast Gaming Holdings Inc.) (“Enthusiast Properties”) in accordance with an arrangement agreement between J55, GameCo, and Enthusiast Properties, dated May 30, 2019 (the “Arrangement Agreement”). Pursuant to the Arrangement Agreement the Company acquired all of the outstanding common shares of Enthusiast Properties in exchange for common shares of the Company on the basis of 4.22 common shares for each one Enthusiast Properties common share (the “Arrangement” or the “POA”). All options and warrants of Enthusiast Properties were exchanged on the same basis, with all other terms of the options or warrants remaining the same. The Arrangement is accounted for in accordance with IFRS 3, as the operations of Enthusiast Properties constitute a business.

Upon the completion of the transactions described above, Enthusiast Gaming Holdings Inc. changed its name to Enthusiast Gaming Properties Inc., and J55 Capital Corp. changed its name to Enthusiast Gaming Holdings Inc.

On October 3, 2019, the Company, through its wholly-owned subsidiary, Enthusiast Properties, acquired Steel Media Limited (“Steel Media”) pursuant to a share purchase agreement dated September 17, 2019 (the “Steel SPA”). Pursuant to the terms of the Steel SPA, the Company has agreed to (i) a cash payment of approximately USD $2,969,000, of which USD $1,968,536 was paid on closing (USD $1,000,000 plus cash on hand) with the balance to be paid on the first anniversary of the date of closing and (ii) issuance of approximately USD $488,000 worth of common shares, which resulted in 304,147 shares being issued at a deemed price of $2.14 per share on closing. In addition, the Company has agreed to an earn-out payment of up to USD $500,000 based on the performance of Steel Media. All common shares issued in connection with the transaction are subject to a 12 month hold period from the date of issuance and approval of the TSX Venture Exchange. The Steel SPA is accounted for in accordance with IFRS 3, as the operations of Steel Media constitute a business.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2020 and 2019
(Unaudited - Expressed in Canadian Dollars)

1.	Nature of operations and going concern (continued)

Nature of operations (continued)

The Amalgamation, Acquisition, Arrangement and Steel SPA are collectively called the “Mergers and Acquisitions” in these condensed consolidated interim financial statements. For information relating to the accounting of the Acquisition, Amalgamation, Arrangement and Steel SPA, see note 4 of the audited financial statements of the Company for the year ended December 31, 2019.

The Company’s principal business activities are comprised of three main pillars: Media, Entertainment and eSports. The Company’s digital media platform includes 100+ gaming related websites and 900 YouTube channels. The Company’s eSports division, Luminosity Gaming, is a leading global eSports franchise. The Company’s event business owns and operates Canada’s largest gaming expo, Enthusiast Gaming Live Expo, EGLX, and the largest mobile gaming event in Europe, Pocket Gamer Connects.

These condensed consolidated interim financial statements for the three months ended March 31, 2020 include the accounts and financial results of Enthusiast Gaming Holdings Inc. and its wholly-owned subsidiaries. The comparative statement of financial position as at December 31, 2019 includes the accounts of Enthusiast Gaming Holdings Inc. and its wholly-owned subsidiaries and the comparative financial results for the period ended March 31, 2019 are those of GameCo prior to the Mergers and Acquisitions.

Going Concern

These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary, should the Company be unable to continue as a going concern, and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying condensed consolidated interim financial statements. Such adjustments could be material. It is not possible to predict whether the Company will be able to raise adequate financing or to ultimately attain profitable levels of operations. These conditions indicate the existence of material uncertainties that may cause significant doubt about the Company’s ability to continue as a going concern. Changes in future conditions could require material write downs of the carrying values.

The Company has not yet realized profitable operations and has incurred significant losses to date resulting in a cumulative deficit of $84,497,215 as at March 31, 2020 (December 31, 2019 – $78,930,532). The recoverability of the carrying value of the assets and the Company’s continued existence is dependent upon the achievement of profitable operations. While management has been historically successful in raising the necessary capital, it cannot provide assurance that it will be able to execute on its business strategy or be successful in future financing activities. As at March 31, 2020, the Company had current assets of $19,870,236 (December 31, 2019 - $21,535,996) to cover current liabilities of $9,120,032 (December 31, 2019 - $10,475,184).

Approval of Financial Statements

These condensed consolidated interim financial statements were authorized for issuance by the Audit Committee on May 14, 2020.

2.	Statement of compliance and basis of preparation

(i)	Statement of compliance

The Company prepares its condensed consolidated interim financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”) and interpretations by the IFRS Interpretations Committee. These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting.

The condensed consolidated interim financial statements do not include all of the information required for annual consolidated financial statements and should be read in conjunction with the audited annual financial statements of the Company for the year ended December 31, 2019.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2020 and 2019
(Unaudited - Expressed in Canadian Dollars)

2.	Statement of compliance and basis of preparation (continued)

(ii)	Basis of presentation

The condensed consolidated interim financial statements are prepared on a going concern basis, under the historical cost convention except for the revaluation of certain financial assets and liabilities to fair value. All financial information is presented in Canadian dollars, except as otherwise noted.

(iii)	Basis of consolidation

The condensed consolidated interim financial statements include the accounts of the Enthusiast Gaming Holdings Inc. and its wholly-owned subsidiaries. The accounts of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The table below lists the Company’s wholly-owned subsidiaries:

Name of Subsidiary	Jurisdiction	Functional Currency	Accounting Method

Aquilini GameCo Inc.	Canada	Canadian dollars	Consolidation
GameCo eSports USA Inc.	USA	U.S. dollars	Consolidation
Luminosity Gaming Inc.	Canada	Canadian dollars	Consolidation
Luminosity Gaming (USA) LLC	USA	U.S. dollars	Consolidation
Enthusiast Gaming Properties Inc.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming Inc.	Canada	U.S. dollars	Consolidation
Enthusiast Gaming Live Inc.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming Media Inc.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming Media (US) Inc.	USA	U.S. dollars	Consolidation
Enthusiast Gaming Media Holdings Inc.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming Media II Holdings Inc.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming Media III Holdings Inc.	Canada	U.S. dollars	Consolidation
Enthusiast Gaming (TSR) Inc.	Canada	U.S. dollars	Consolidation
Enthusiast Gaming TSR Sweden AB	Sweden	U.S. dollars	Consolidation
Hexagon Games Corp.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming (PG) Inc.	Canada	Canadian dollars	Consolidation
Steel Media Limited	England and Wales	UK Pound Sterling	Consolidation

Refer to Note 7 for the Company’s investment in associates.

Subsidiaries are entities controlled by the Company where control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the condensed consolidated interim financial statements from the date control is obtained until the date control ceases. All intercompany balances, transactions, income and expenses have been eliminated on consolidation.

3.	Significant accounting policies

The Company’s accounting policies, as described in Note 3, Significant Accounting Policies, of the Company’s audited annual consolidated financial statements for the year ended December 31, 2019, have been applied consistently to all periods presented in these condensed consolidated interim financial statements. Refer to the audited annual consolidated financial statements for the significant accounting policies which remain unchanged as at March 31, 2020.

No new standards, interpretations or amendments were adopted during the three months ended March 31, 2020.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2020 and 2019
(Unaudited - Expressed in Canadian Dollars)

4.	Significant accounting judgments, estimates and uncertainties

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to the consolidated financial statements. These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Actual results could differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to the accounting estimates are recognized in the period in which the estimates are revised.

In early March 2020, the World Health Organization declared the outbreak of the novel strain of the coronavirus, specifically identified as SARS-CoV-2, to be a pandemic. Responses to the SARS-CoV-2 outbreak have resulted in governments worldwide enacting emergency measures to combat the spread of the virus, causing disruptions to business operations worldwide and a significant increase in economic uncertainty, with more volatile commodity prices and currency exchange rates, and a marked decline in long-term interest rates. These events are resulting in a challenging economic climate in which it is difficult to reliably estimate the length or severity of these developments and their financial impact. The results of the potential economic downturn and any potential resulting direct and indirect impact to the Company has been considered in management’s judgments, estimates and uncertainties at period end. Although management has determined that no significant revisions to such estimates, judgments or assumptions were required at period end, there could be a further prospective material impact in future periods to the extent that the negative impacts from SARS-CoV-2 continue or worsen. The Company is monitoring developments of the SARS-CoV-2 outbreak and will adapt its business plans accordingly.

There have been no significant changes to the Company’s significant accounting judgments, estimates and uncertainties, as described in Note 3, Significant Accounting Policies, of the Company’s audited annual consolidated financial statements for the year ended December 31, 2019. Refer to the audited annual consolidated financial statements for the significant accounting judgments, estimates and uncertainties which remain unchanged as at March 31, 2020.

5.	Trade and other receivables

Trade and other receivables consist of the following:

	March 31, 2020	December 31 ,2019

Trade receivables	$3,891,824	$5,516,016
HST receivables	226,202	853,981
Other receivables (Note 20)	3,669,956	689,010
Expected credit loss provision (Note 22)	(369,520)	(357,920)
	$7,418,462	$6,701,087

6.	Investments

(i)	Waveform Entertainment Inc.

In April 2019, Enthusiast Properties, through a wholly-owned subsidiary, signed a definitive agreement to purchase 20% of the issued and outstanding shares (“Purchased Shares”) in Waveform Entertainment Inc. (“Waveform”) for an aggregate consideration of $1,680,000 (the “Subscription Price”). Waveform is a leading eSports broadcast and production company specializing in the organization of premium eSports tournaments world-wide. Enthusiast Properties has also secured an irrevocable option, at its sole discretion, to acquire a 100% interest in Waveform (the “Buy-Out Option”).

The Purchased Shares were to be purchased pursuant to the terms of a share subscription agreement, among Waveform and a wholly owned subsidiary of Enthusiast Properties created for the purpose of the transaction. Pursuant to the share subscription agreement, Enthusiast Properties agreed to purchase the Purchased Shares in three tranches: (i) on April 4, 2019, Enthusiast Properties purchased 8.1% of the Purchased Shares for a portion of the Subscription Price, being $680,000; (ii) on or before (as decided by Enthusiast Properties) October 4, 2019, 5.95% of the Purchased Shares for a portion of the Subscription Price, being $500,000; and (iii) on or before (as decided by Enthusiast Properties) June 3, 2020, 5.95% of the Purchased Shares for a portion of the Subscription Price, being $500,000.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2020 and 2019
(Unaudited - Expressed in Canadian Dollars)

6.	Investments (continued)

(i)	Waveform Entertainment Inc. (Continued)

The aggregate purchase price for all Waveform’s shares, if the Buy-Out Option was exercised by Enthusiast Properties was to be equal to the greater of: (i) four (4) times Waveform’s gross revenue, multiplied by eighty percent (80%); or (ii) $7,680,000 (the “Option Purchase Price”). The Option Purchase Price would be subject to agreed adjustments. The purchase of the Purchased Shares on the two remaining tranches, as well as the exercise of the Buy-Out Option (if exercised by Enthusiast Properties) are subject to obtainment of all applicable regulatory approvals (including by the TSX Venture Exchange).

The Company has recognized the investment in accordance with IFRS 9, as a financial asset at fair value, with changes in fair value recognized in profit and loss as they arise at each subsequent reporting period.

In April 2019, $680,000 had been paid to Waveform. On December 31, 2019, the Company and Waveform entered into a Share Repurchase Agreement in which Waveform agreed to repurchase the shares acquired by the Company for $680,000. As a result, a deferred payment liability has not been recorded for the additional $1,000,000 to be paid as it is not the Company’s intention to make these payments. The $680,000 balance paid is included in investments in the condensed consolidated interim statement of financial position as at December 31, 2019. On February 14, 2020, the Company received proceeds of $680,000 pursuant to the Waveform Share Repurchase Agreement and no longer holds an investment in Waveform as at March 31, 2020.

(ii)	Addicting Games Inc.

In April 2019, Enthusiast Properties entered into a Senior Convertible Debenture Purchase Agreement to invest in Addicting Games Inc. (“Addicting Games”), one of the largest online game networks in the United States. Under the Senior Convertible Debenture Purchase Agreement, Enthusiast Properties invested USD $1.5 million by way of a 3-year secured convertible debenture with interest accruing at 2% per annum. The convertible debenture and accrued interest can be converted into common shares of Addicting Games at the option of the Company based on a conversion price which is the lesser of the price of the common shares as valued in Addicting Games’ next equity raise or a liquidation event or by dividing USD $30 million by the aggregate number of outstanding common shares, warrants and options. Enthusiast Properties invested in Addicting Games to capitalize on the rapidly growing .io games sector and a new niche of lifestyle gamer that the network currently does not reach.

The convertible debenture has been accounted for in accordance with IFRS 9, as a financial asset at fair value, with changes in fair value recognized in profit and loss as they arise at each subsequent reporting period.

The fair value of the convertible debenture was valued using a binomial model using a ‘with derivatives’ and ‘without derivatives’ approach. The ‘with derivatives’ approach fair values the convertible debenture with the conversion option. The ‘without derivatives’ approach fair values the convertible debenture by treating the debt component of the loan as a plain vanilla bond. The fair value of the debt portion was determined using the discounted cash flow method by discounting the expected cash flows using a risk-adjusted discount rate. The difference in fair values from the ‘with’ and ‘without’ approaches represents the fair value of the embedded derivative component (the conversion option). The ‘with’ and ‘without’ scenarios assumed the occurrence of i) a liquidity event, as well as, ii) a non-liquidity event, and considered the fair value of the conversion option to be the weighted average of these two values.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2020 and 2019
(Unaudited - Expressed in Canadian Dollars)

6.	Investments (continued)

(i)	Addicting Games Inc. (Continued)

The valuation of the investment included in following inputs for a liquidity event:

	March 31, 2020	December 31, 2019

Liquidity event probability	50.00%	50.00%
Exercise price for conversion	USD $15	USD $15
Time to maturity	0.53 years	0.78 years
Initial stock price	USD $15	USD $15
Volatility	240.00%	180.00%
Risk free interest rate	0.15%	1.59%
Credit spread	1,234 bps	650 bps
Risk adjusted rate	12.48%	8.09%
Discount for lack of marketability (“DLOM”)	45.00%	36.00%
Exercise price for conversion	USD $15	USD $15
Synthetic credit rating	B-	B-

The valuation of the investment included in following inputs for a ‘no’ liquidity event:

	March 31, 2020	December 31, 2019
‘No’ liquidity event probability	50.00%	50.00%
Exercise price for conversion	USD $15	USD $15
Time to maturity	2.03 years	2.28 years
Initial stock price	USD $15	USD $15
Volatility	137.00%	127.00%
Risk free interest rate	0.23%	1.58%
Credit spread	1,211 bps	677 bps
Risk adjusted rate	12.32%	8.35%
DLOM	45.00%	36.00%
Exercise price for conversion	USD $15	USD $15
Synthetic credit rating	B-	B-

As at March 31, 2020, the debt portion has been value at $1,904,580 (December 31, 2019 - $1,795,962) and the derivative portion has been valued at $630,190 (December 31, 2019 - $684,443). The fair value of the investment of $2,534,770 (December 31, 2019 - $2,480,405) is included in long-term investments. The loss from the change in the fair value of the investment during the period in the amount of $174,616 (March 31, 2019 - $Nil) is included in the condensed consolidated interim statement of loss and comprehensive loss. The gain from the change in foreign exchange movements during the period of $228,981 (March 31, 2019 - $Nil) is included in the foreign currency translation adjustment in the condensed consolidated interim statement of loss and comprehensive loss.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2020 and 2019
(Unaudited - Expressed in Canadian Dollars)

7.	Investment in associates

On August 30, 2019, pursuant to an investment agreement between GameCo and Aquilini Properties LP (a related party by nature of it being under the control or direction of the Chairman of the Company), GameCo acquired 100 class B common shares of AIG eSports Canada Holdings Ltd. (“AIG Canada”) for $1,246,125 (USD $937,500), and GameCo eSports USA Inc. acquired a 25% non-voting participating interest in AIG eSports USA Intermediate Holdings, LLC, (“AIG USA”) for $414,594 (USD $312,500). Collectively, AIG Canada and AIG USA own and manage professional eSports teams in Canada and the United States. Aquilini Properties LP controls AIG Canada and AIG USA.

A summary of the Company’s investment in associate is as follows:

	AIG Canada	AIG USA	Total

Balance, December 31, 2018	$-	$-	$-
Contributions - cash	1,246,125	414,594	1,660,719
Share of net loss from investment in associate	(742,160)	(4,264)	(746,424)
Balance, December 31, 2019	$503,965	$410,330	$914,295
Share of net income (loss) from investment in associate	96,014	(191,843)	(95,829)
Balance, March 31, 2019	$599,979	$218,487	$818,466

8.	Property and equipment

	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
Cost
Balance, December 31, 2018	$-	$-	$-	$-
Mergers and Acquisitions	34,340	111,976	36,289	182,606
Additions	86,417	4,648	49,451	140,516
Effect of movement in exchange rates	(1,028)	(1,484)	(1,355)	(3,867)
Balance, December 31, 2019	$119,730	$115,140	$84,385	$319,255
Additions	4,871	-	-	4,871
Effect of movement in exchange rates	6,471	9,476	6,017	21,965
Balance, March 31, 2020	$131,071	$124,616	$90,402	$346,090

Accumulated depreciation
Balance, December 31, 2018	$-	$-	$-	$-
Depreciation	5,526	12,417	3,259	21,202
Effect of movement in exchange rates	(43)	(187)	(31)	(260)
Balance, December 31, 2019	$5,484	$12,231	$3,228	$20,942
Depreciation	6,143	8,160	4,698	19,001
Effect of movement in exchange rates	240	1,072	165	1,477
Balance, March 31, 2020	$11,866	$21,463	$8,091	$41,420

Net book value
Balance, December 31, 2019	$114,246	$102,909	$81,157	$298,312
Balance, March 31, 2020	$119,205	$103,154	$82,311	$304,670

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2020 and 2019
(Unaudited - Expressed in Canadian Dollars)

9.	Intangible assets

	Domain name	Application and technology development and website content	Brand name	Subscriber and sponsorship relationships	Player contracts	Total
Cost
Balance, December 31, 2018	$-	$-	$-	$-	$-	$-
Mergers and Acquisitions	40,930,000	3,187,164	8,602,563	6,832,646	3,889,000	63,441,373
Additions	-	65,895	-	-	-	65,895
Disposals	-	-	-	-	(987,100)	(987,100)
Effect of movement in foreign exchange rates	-	(955)	-	-	-	(955)
Balance, December 31, 2019	$40,930,000	$3,252,104	$8,602,563	$6,832,646	$2,901,900	$62,519,213
Additions	-	-	-	-	-	-
Disposals	-	-	-	-	-	-
Effect of movement in foreign exchange rates	-	5,543	-	-	-	5,543
Balance, March 31, 2020	$40,930,000	$3,257,647	$8,602,563	$6,832,646	$2,901,900	$62,524,756

Accumulated amortization
Balance, December 31, 2018	$-	$-	$-	$-	$-	$-
Amortization	-	395,976	-	239,200	2,532,200	3,167,376
Disposals	-	-	-	-	(665,400)	(665,400)
Effect of movement in foreign exchange rates	-	(84)	-	-	-	(84)
Balance, December 31, 2019	$-	$395,893	$-	$239,200	$1,866,800	$2,501,893
Amortization	-	404,483	-	178,300	640,600	1,223,383
Disposals	-	-	-	-	-	-
Effect of movement in foreign exchange rates	-	460	-	-	-	460
Balance, March 31, 2020	$-	$800,835	$-	$417,500	$2,507,400	$3,725,735

Net book value
Balance, December 31, 2019	$40,930,000	$2,856,211	$8,602,563	$6,593,446	$1,035,100	$60,017,320
Balance, March 31, 2020	$40,930,000	$2,456,812	$8,602,563	$6,415,146	$394,500	$58,799,021

During the three months ended March 31, 2020, the Company entered into a buyout agreement relating to a player contract for gross proceeds of $204,764. The net book value on the date of termination of the player contract was $Nil resulting in a gain on disposal of intangible assets of $204,764. The gain on disposal is included in revenue in the condensed consolidated interim statement of loss and comprehensive loss.

10.	Goodwill

The following comprises the balance of goodwill by CGU, goodwill arose through the Mergers and Acquisitions. In April 2019 Enthusiast Properties acquired 100% of the assets of The Sims Resource (“TSR”) from Generatorhallen AB and IBIBI HB, TSR is identified as a separate CGU within Enthusiast Properties.

	Enthusiast Properties	TSR	Luminosity	Steel Media	Total

Balance, December 31, 2018	$-	$-	$-	$-	$-
Mergers and Acquisitions	54,467,041	20,898,598	6,003,150	1,890,627	83,259,416
Balance, December 31, 2019 and March 31, 2020	$54,467,041	$20,898,598	$6,003,150	$1,890,627	$83,259,416

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2020 and 2019
(Unaudited - Expressed in Canadian Dollars)

10.	Goodwill (continued)

The Company performs its annual impairment tests at December 31 or at an interim date when events or changes in the business environment (triggering events) would more likely than not reduce the fair value of a CGU below its carrying value. During the three months ended March 31, 2020, the Company considered the effects of SARS-CoV-2 but concluded that there were no triggering events requiring an impairment assessment. This conclusion was based on a qualitative analysis incorporating the previous excess fair value for each CGU and assessing the current and long-term performance of the Company given the expectation that any negative effects on the operations and cash flows of each reporting units arising from SAR-CoV-2 related disruptions will be short lived. The Company will continue to assess the impact of the SAR-CoV-2 pandemic on the Company, customers and the greater economy. If the negative impact of SARS-CoV-2 continues for a long period or worsens a goodwill impairment charge might be identified in a subsequent reporting period and the amount might be material.

11.	Right-of-use asset and lease liability

The Company’s leased assets only include buildings. The Company did not have any leases on the January 1, 2019 date of adoption of IFRS 16, leases were entered into subsequent to the adoption date and obtained through the Mergers and Acquisitions. When measuring lease liabilities for leases that were classified as operating leases, the Company discounted lease payments using an incremental borrowing rate of 5%.

Right-of-use asset	Amount

Balance, January 1, 2019	$-
Building lease additions - cost	410,734
Building lease additions - cost, mergers and acquisitions	411,785
Depreciation	(89,106)
Balance, December 31, 2019	$733,413
Depreciation	(55,079)
Balance, March 31, 2020	$678,334

Lease liability	Amount

Balance, January 1, 2019	$-
Building lease additions - finance cost	400,427
Building lease additions - finance cost, mergers and acquisitions	413,700
Payments	(87,159)
Interest cost	15,244
Balance, December 31, 2019	$742,212
Payments	(60,252)
Interest cost	9,078
Balance, March 31, 2020	691,038
Current portion of contract lease liability	171,714
Long-term portion of contract lease liability	$519,324

During the three months ended March 31, 2020, the Company recognized $55,079 (March 31, 2019 - $Nil) as depreciation on right-of-use assets which is included in amortization and depreciation expense in the condensed consolidated interim statement of loss and comprehensive loss and $9,078 (March 31, 2019 - $Nil) as interest cost on the contract lease liability which is included in interest and accretion expense in the condensed consolidated interim statement of loss and comprehensive loss.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2020 and 2019
(Unaudited - Expressed in Canadian Dollars)

12.	Accounts payable and accrued liabilities

	March 31, 2020	December 31, 2019
Accounts payable	$5,192,675	$5,938,057
Accrued liabilities	1,229,705	1,485,338
	$6,422,380	$7,423,396

Included in accrued liabilities is a provision in respect of a consultant’s claim for unpaid compensation. Although the Company refutes the claim and feels it is without merit, a provision of $68,000 (December 31, 2019 - $115,000) has been recognized. The Company is currently in discussion with the consultant, and at this time it is not possible to determine if an additional provision will be required.

13.	Long-term debt

Under the terms of a loan facility agreement dated August 2, 2019, an arm’s length lender (the “Lender”) agreed to provide the Company with a loan of up to $20 million (the “Facility”) comprising two advances: (i) an initial advance in an amount of up to $3 million (the “Initial Advance”) at the request of the Company following satisfaction or waiver by the Lender of certain conditions precedent and (ii) a further advance in an amount equal to the remaining difference between $20 million and the amount of the Initial Advance (the “Further Advance”) at the request of the Company following satisfaction or waiver by the Lender of certain additional conditions precedent, including the completion of the Arrangement Agreement. The Facility is secured by the Company’s assets.

The loan has a term (the “Term”) which expires on August 2, 2021, the date that is 24 months from the date of the Initial Advance (the “Maturity Date”). Interest (or standby fees at an equivalent rate in lieu thereof) accrues at a rate per annum that is equal to the prime rate plus 5.05% calculated on the aggregate amount of the Facility, compounded monthly, whether or not the conditions precedent are satisfied or the Facility is advanced. The Company has further agreed to pay the Lender a success fee in an amount that is equal to 4.1% per annum, payable monthly, calculated on the full amount of the Facility from the date of the Initial Advance.

Interest (and any such equivalent amount by way of standby fee) and the success fee will be capitalized during the first 12 months of the Term and, commencing in August 2020, interest and the success fee shall be payable in cash on the last business day of each and every month until the Maturity Date.

The Company will be entitled to prepay all or a part of the Facility at any time, from time to time, without bonus or penalty after the date that is twelve (12) months following the date of completion of the Arrangement.

The Company received the Initial Advance and Further Advance during the year ended December 31, 2019. The Company paid the Lender a $1,200,000 administrative fee in relation to the Initial Advance and Further Advance. The Company also incurred advisory fees of $400,000 in relation to the establishment of the Facility and additions fees of $45,950. The transaction costs of $1,645,950 have been netted against the proceeds received. The Facility is amortized at an effective interest rate of 11.17% on the Initial Advance and 13.53% following the Further Advance. During the three months ended March 31, 2020, the Company recognized $478,595 (March 31, 2019 - $Nil) of interest expense, $205,000 (March 31, 2019 - $Nil) of success fee expense and $183,146 (March 31, 2019 - $Nil) of accretion expense which are included in interest and accretion in the condensed consolidated interim statement of loss and comprehensive loss.

The Facility will be used for purposes of (i) working capital and (ii) to finance future acquisitions.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2020 and 2019
(Unaudited - Expressed in Canadian Dollars)

13.	Long-term debt (continued)

The following table shows the movement of the long-term debt balance during the period:

Amount
Balance, December 31, 2018	$-
Initial advance	3,000,000
Further Advance	17,000,000
Transaction cost	(1,645,950)
Capitalized interest	761,024
Capitalized success fee	341,667
Accretion	234,480
Balance, December 31, 2019	$19,691,220
Capitalized interest	478,595
Capitalized success fee	205,000
Accretion	183,146
Balance, March 31, 2020	$20,557,961

The Facility agreement contains certain covenants that the Company must comply with following the Further Advance including maintaining a total consolidated equity of at least $20,000,000 and maintaining a minimum cash balance of $5,000,000. The Company was in compliance of these covenants during the period.

14.	Convertible debentures

On November 8, 2018, Enthusiast Properties issued convertible debenture units (the “Debenture Units”) for total gross proceeds of $9,000,000 (the “Offering”).

Each Debenture Unit, issued at a price of $1,000, is comprised of one unsecured convertible debenture (each a “Debenture” and collectively, the “Debentures”), having a principal amount of $1,000 and accruing interest at 9% per annum, payable semi-annually until maturity, and 166 common share purchase warrants of the Company (each, a “Debenture Warrant”). Each Debenture is convertible into shares of the Company at a conversion price of $3.03 per common share (the “Conversion Price”), subject to acceleration in certain events. The Debentures mature on December 31, 2021. Each Debenture Warrant entitles the holder to acquire one share at a price of $3.79 per share for a period of two years, subject to acceleration in certain events. The Debentures and the Debenture Warrants contain customary anti-dilution provisions. The Company also issued 540 Debenture Units to the brokers as part of the transaction in addition to 2,835,000 Debenture Warrants. If the brokers subscribe for the Debenture Units 89,940 warrants will be issued.

Beginning on March 9, 2019, the Company may, at its option, require the conversion of the then outstanding principal amount of the Debentures (plus accrued and unpaid interest thereon) at the Conversion Price on not less than 30 days’ notice, should the daily volume-weighted average trading price of the shares of the Company be greater than $4.55 for each of seven consecutive trading days, ending five trading days prior to the applicable date.

The Company may accelerate the expiry date of the then outstanding Debenture Warrants on not less than 30 days’ notice, should the volume-weighted average trading price of the shares be greater than $5.68 for the twenty consecutive trading days, ending five trading days prior to the applicable date.

The fair value of the convertible debentures on the date of the Arrangement was determined to be $6,761,663 measured using a market rate of 13.0% for a similar unsecured debt without the conversion feature. The 1,495,442 warrants issued previously were valued on the date of the Arrangement as consideration in the amount of $2,056,130. The convertible debentures are amortized at an effective interest rate of 22.82%. During the three months ended March 31, 2020, the Company recognized $200,918 (March 31, 2019 - $Nil) of accretion expense which is included in interest and accretion in the condensed consolidated interim statement of loss and comprehensive loss.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2020 and 2019
(Unaudited - Expressed in Canadian Dollars)

14.	Convertible debentures (continued)

The following tables shows the movement of the convertible debenture balance during the period:

Amount
Balance, December 31, 2018	$-
Mergers and Acquisitions	6,761,663
Accretion	254,157
Balance, December 31, 2019	$7,015,820
Accretion	200,918
Balance, March 31, 2020	$7,216,738

15.	Deferred payment liability

The deferred payment liability arose on the Steel Media acquisition and consists of the present value of the USD $1,000,000 cash payment to be paid on October 3, 2020 and the present value of the earn-out payment of USD $500,000 to be paid on based on the performance of Steel Media by April 15, 2022.

The cash payment was included in Steel Media’s total purchase price consideration at an initial fair value of $1,211,818 based on a discounted valuation using a 10.00% discount rate. The earn-out was included in Steel Media’s total purchase price consideration at an initial fair value of $470,625, based on a discounted valuation using a 13.97% discount rate and an expectation that payment of the earn-out is probable.

The cash payment and earn-out are amortized at an effective interest rate of 9.54% and 13.15% respectively. During the three months ended March 31, 2020, the Company recognized $45,847 of accretion expense which is included in interest and accretion expense in the condensed consolidated interim statement of loss and comprehensive loss.

The following tables shows the movement of the cash payment and earn-out balances during the period:

	Cash payment	Earn-out	Total

Balance, December 31, 2018	$-	$-	$-
Initial fair value of deferred payment liability	1,211,818	470,625	1,682,443
Accretion	28,415	15,254	43,669
Effect of movement in exchange rates	(31,820)	(12,466)	(44,286)
Balance, December 31, 2019	$1,208,413	$473,413	$1,681,827
Accretion	29,740	16,107	45,847
Effect of movement in exchange rates	113,468	44,739	158,207
Balance, March 31, 2020	$1,351,621	$534,259	$1,885,881

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2020 and 2019
(Unaudited - Expressed in Canadian Dollars)

16.	Share capital

Authorized:

Unlimited number of common shares

Unlimited number of preferred shares

Immediately following the completion of the Mergers and Acquisitions described in Note 1, the Company consolidated its share capital on a 1:8 basis. All references to share and per share amounts in the consolidated financial statement have been retroactively restated to reflect the share consolidation.

During the three months ended March 31, 2020:

(i)	The Company received proceeds of $2,160,342 from the exercise of 1,971,595 common share purchase warrants. The fair value assigned to these warrants of $4,939,663 was reclassified from warrant reserve to share capital.

(ii)	The Company received proceeds of $49,367 from the exercise of 131,875 stock options. The fair value assigned to these options of $439,913 was reclassified from contributed surplus to share capital.

On July 26, 2019, the Company issued 166,667 common shares at a deemed price of $3.60 per shares for services to be provided. The deemed price of $3.60 per share was based on the conversion price of the convertible debentures issued by the Company to arm’s length parties in June 2019 as these shares were issued near the issuance date of the convertible debenture. These common shares are subject to a two year lock period subject to the following release schedule: (i) 10% on closing of the go-public transaction; (ii) 20% six months after the closing of go-public transaction; (iii) 20% twelve months after the closing of go-public transaction; (iv) 25% eighteen months after the closing of go-public transaction and (v) 25% twenty four months after the closing of go-public transaction. The Company estimated the fair value of the common shares issued to be $368,460 by taking into account the time release restrictions. As the common shares vest over the 24-month period the services are to be rendered, the Company recorded the value assigned to the common shares issued to prepaid expenses and is amortizing the prepaid balance on a straight-line basis over the service term. During the three months ended March 31, 2020, the Company recognized $46,058 (March 31, 2019 - $Nil) in advertising and promotion expense. As a March 31, 2020 the current portion and long-term portion of the prepaid expense is $184,230 (December 31, 2019 - $184,230) and $58,572 (December 31, 2019 - $104,630) respectively.

17.	Shares to be returned to treasury

Share to be returned to treasury relate to GameCo’s acquisition of Luminosity. In accordance with the SPA, the number of common shares issued as part of the consideration is to be reduced by the quotient obtained by dividing a) the working capital of Luminosity, as at the acquisition date, less $400,000, by b) $2.40. The consideration was reduced by the estimated value of the shares to be returned to treasury which was estimated to be $3,858,756 on the acquisition date. In accordance with the SPA, 1,071,876 common shares are expected to be returned to treasury in the current year.

18.	Warrants

Each common share warrant entitles the holder to purchase one common share of the Company.

The following table reflects the continuity of warrants as at March 31, 2020 and December 31, 2019:

	March 31, 2020		December 31, 2019
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price

Beginning balance	7,444,961	$2.03	272,711	$0.80
Granted	-	-	-	-
Issued to effect the Mergers and Acquisitions	-	-	7,520,053	2.03
Exercised	(1,971,579)	(1.10)	(347,803)	(1.10)

Ending balance	5,473,382	$2.37	7,444,961	$2.03

The weighted average share price on the date of exercise is $1.48 (December 31, 2019 - $2.53).

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2020 and 2019
(Unaudited - Expressed in Canadian Dollars)

18.	Warrants (continued)

The Company had the following warrants outstanding as at March 31, 2020:

Expiry Date	Exercise price	Number of warrants outstanding	Weighted average remaining life (years)
April 4, 2020	$1.10	952,147	0.01
October 4, 2020	3.03	1,793,314	0.51
October 4, 2020	2.37	111,316	0.51
October 10, 2020	0.80	247,711	0.53
November 8, 2020	3.79	1,495,442	0.61
December 12, 2020	1.00	40,000	0.70
December 31, 2020	0.37	833,452	0.75
	$2.37	5,473,382	0.49

19.	Stock options

The Company’s stock option plan (the “Stock Option Plan”) was adopted so the Board of Directors can grant stock options to directors, officers, employees and consultants of the Company as performance incentives. The maximum number of common shares issuable under the Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company. There are also limitations on the number of common shares issuable to insiders. At the time of granting a stock option, the Board of Directors must approve: (i) the exercise price, being not less than the market value of the common shares; (ii) the vesting provisions; and (iii) the expiry date, generally being no more than ten years after the grant date.

The following table reflects the continuity of stock option as at March 31, 2020 and December 31, 2019:

	March 31, 2020		December 31, 2019
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Beginning balance	3,744,095	$1.32	-	$-
Granted	-	-	1,237,500	2.40
Issued to effect the Mergers and Acquisitions	-	-	2,548,289	0.81
Exercised	(131,875)	(0.37)	(41,694)	(0.52)
Expired	(26,372)	(2.37)	-	-
Ending balance	3,585,848	$1.36	3,744,095	$1.32
Exercisable	2,401,344	$0.86	2,542,010	$0.84

The weighted average share price on the date of exercise is $1.94 (December 31, 2019 - $2.39).

The Company had the following stock options outstanding as at March 31, 2020:

Expiry date	Number of stock options outstanding	Exercise price	Number of stock options exercisable	Weighted average remaining life (years)

November 17, 2020	385,474	$0.25	385,474	0.63
November 30, 2020	293,359	0.25	293,359	0.67
October 17, 2022	17,959	0.80	17,959	2.55
November 18, 2022	957,801	0.37	957,801	2.64
November 14, 2023	26,374	2.37	26,374	3.62
March 29, 2024	477,381	2.37	159,127	4.00
August 27, 2024	1,237,500	2.40	371,250	4.41
December 12, 2028	190,000	1.00	190,000	8.71
	3,585,848	$1.36	2,401,344	3.38

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2020 and 2019
(Unaudited - Expressed in Canadian Dollars)

19.	Stock options (continued)

During the three months ended March 31, 2020, the Company recognized $390,373 (March 31, 2019 - $Nil) in share-based compensation for stock options vesting in the current period which were issued in prior periods.

20.	Related party transactions and balances

The Company’s key management personnel have authority and responsibility for overseeing, planning, directing and controlling the activities of the Company. Key management personnel include members of the Board of Directors, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, President and eSports President. Compensation of key management personnel may include short-term and long-term benefits. Short-term benefits include salaries and bonuses. Share-based compensation includes the fair value of stock options vested during the period.

Compensation provided to key management during the period is as follows:

	March 31, 2020	March 31, 2019

Short-term benefits	$334,428	$129,839
Share-based compensation	261,875	-
	$596,303	$129,839

A summary of other related party transactions is as follows:

	March 31, 2020	March 31, 2019

Total transactions during the period:
Revenue	$384,056	$-

Expenses
Consulting fees	670,339	-
Share of loss from investment in associate	95,829	-

A summary of related party balances is as follows:

	March 31, 2020	December 31, 2019

Balances receivable (payable):
Investment in associate	$818,466	$914,295
Trade and other receivables	4,169,519	1,337,150
Loans receivable	172,486	159,287

On August 27, 2019, the Company entered into a Management Services Agreement (the “Management SA”) with AIG eSports LP, a related party by nature of it being under the control or direction of the Chairman of the Company, as well as a Master Services Agreement (the “Master SA”) with Vancouver Arena Limited Partnership, a related party by nature of it being under the control or direction of the Chairman of Company (collectively, the “MSAs”). Pursuant to the Management SA, the Company is to provide a series of eSports management services for a base compensation of $100,000 per month, plus an annual amount of USD $250,000, as well as other additional amounts receivable upon certain milestones relating to the performance of the eSports teams under management. Pursuant to the Master SA, the Company receives a range of marketing and consulting services at a cost of $100,000 per month, as well as certain other costs payable upon certain milestones relating to third-party revenues generated by the Company relating to the Master SA services. The MSAs had a retroactive effective date of September 7, 2018, and contain payment-in-kind provisions whereas either party may, at its discretion, satisfy its amounts payable through the provision of its respective services. During the three months ended March 31, 2020, the Company recognized management revenue of in the amount $384,056 relating to the Management SA, and recognized consulting expenses of $670,339 relating to the Master SA. As at March 31, 2020, a balance of $560,464 (December 31, 2019 - $669,885) is included in trade and other receivables.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2020 and 2019
(Unaudited - Expressed in Canadian Dollars)

20.	Related party transactions and balances (continued)

As at March 31, 2020, trade and other receivable include $3,609,055 (December 31, 2019 - $667,265) of amounts advanced to Surge eSports LLC, a related party by nature of it being under the control or direction of the Chairman of the Company. The Company intends to apply these advances against future share subscriptions in Surge eSports LLC. The advances are non-interest bearing and a receivable if the Company does not obtain share subscriptions in Surge eSports LLC.

As at March 31, 2020, the Company has loans receivable due from the President and Chief Operating Officer, and eSports President in the amount of $106,798 (December 31, 2019 - $98,557), $58,673 (December 31, 2019 - $53,715) and $7,015 (December 31, 2019 - $7,015) respectively. The loans receivable are non-interest bearing and due on demand.

See Note 1 for information relating to the Amalgamation.

See Note 7 for information relating to an investment in an associate controlled by a related party.

21.	Capital management

The Company considers its capital structure to consist of shareholders’ equity, long-term debt and convertible debentures. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition and development of its business. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company is dependent on external equity financing to fund its activities. In order to carry out the planned operations and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the three months ended March 31, 2020. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements aside from the covenants described in Note 13.

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company’s ability to raise future capital is subject to uncertainty and the inability to raise such capital may have an adverse impact over the Company’s ability to continue as a going concern (Note 1).

22.	Financial instruments

Fair values

The fair values of the cash, investments, trade and other receivables, loans receivable and accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term nature of these financial instruments. The fair value of long-term debt, lease contract liability, and deferred payment liability and convertible debentures is based on observable market data and the calculation of discounted cash flows. Discount rates were determined based on current terms and conditions observed in the credit market.

The Company follows a three-tier categorization for its financial instruments as a framework for disclosing fair value based upon inputs used to value the Company’s investments. The hierarchy is summarized as:

●	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities

●	Level 2 – inputs that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices) from observable market data

●	Level 3 – inputs for assets and liabilities not based upon observable market data

As at March 31, 2020, the investment in Addicting Games is accounted for at level 3, see note 6.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2020 and 2019
(Unaudited - Expressed in Canadian Dollars)

22.	Financial instruments (continued)

Fair values (continued)

Total interest income and interest expense for financial assets or financial liabilities that are not at fair value through profit or loss can be summarized as follows:

	March 31, 2020	March 31, 2019

Interest income	$(61,523)	$-
Interest and accretion expense	1,325,261	-
Net interest expense	$1,263,738	$-

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, foreign currency risk and interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.

The Company’s maximum exposure to credit risk for its trade receivables is summarized as follows:

	March 31, 2020	December 31, 2019

Trade receivables aging:
0-30 days	$2,838,092	$3,774,074
31-60 days	203,369	986,702
61-90 days	132,172	118,983
Greater than 90 days	718,192	636,258
	3,891,824	5,516,016
Expected credit loss provision	(369,520)	(357,920)
Net trade receivables	$3,522,304	$5,158,095

The movement in the expected credit loss provision can be reconciled as follows:

	March 31, 2020	December 31, 2019

Expected credit loss provision:
Expected credit loss provision, beginning balance	$(357,920)	$-
Expected credit loss provision, Mergers and Acquisitions	-	(357,920)
Net provision used during the period	-	-
Effect of movement in exchange rates	(11,600)	-
Expected credit loss provision, ending balance	$(369,520)	$(357,920)

The following default rates, determined based on historical default rates based on the aging of trade receivables, are used to calculate the expected credit loss provision on trade receivables as at March 31, 2020:

	Total	Not past due	Over 30 days past due	Over 60 days past Due	Over 90 days past due
Default rates		1.16%	4.07%	6.14%	44.58%
Trade receivables	$3,891,824	$2,838,092	203,369	$132,172	$718,192
Expected credit loss provision	$369,520	$33,004	$8,270	$8,111	$320,135

All of the Company’s cash is held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2020 and 2019
(Unaudited - Expressed in Canadian Dollars)

22.	Financial instruments (continued)

Concentration risk

The Company has one customer which makes up more than 10% of revenue, this customer accounts for approximately 13.79% of trade receivables as at March 31, 2020 and 20.04% of revenues for the three months ended March 31, 2020.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process.

The Company holds sufficient cash and working capital which is maintained through stringent cash flow management to ensure sufficient liquidity is maintained. Maturity analysis of liabilities which are due in next twelve months can be summarized as follows:

	March 31, 2020	December 31, 2019

Accounts payable and accrued liabilities	$6,422,380	$7,423,396
Deferred revenue	1,167,140	1,647,594
Income tax payable	7,177	2,415
Deferred payment liability	1,351,621	1,208,413
Current portion of lease contract liability	171,714	193,366
	$9,120,032	$10,475,184

Foreign currency risk

A large portion of the Company’s transactions occur in foreign currencies (mainly in US dollars and UK pound sterling) and, therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its US and UK denominated trade receivables, accounts payable and cash. As at March 31, 2020, a 10% depreciation or appreciation of the U.S. dollar and UK pound sterling against the Canadian dollar would have resulted in an approximate $15,000 and $185,000 decrease or increase, respectively, in total loss and comprehensive loss.

Interest rate risk

The Company’s long-term debt bears interest at prime rate plus 5.05%. Fluctuations in the prime rate will result in changes to the months interest expense. A change in the annual interest rate of 0.50% on the Initial Advance and Further Advance will result in a $100,000 change in the annual interest expense.

23.	Commitments

The Company has the following payment commitments with respect to advertising and promotion and other contractual obligations:

Not later than one year	$965,000
Later than one year and not later than five years	-
$965,000

The Company intends to issue common shares valued at USD $350,000 to settle a portion of the commitments noted above.

The Company is subject to capital commitments pursuant to its investments in AIG Canada and AIG USA, see Note 7, as well as Surge eSports LLC which is being established under a similar structure. If the Company fails to make any capital contributions for capital calls it may be subject to certain actions including the loss of rights or a reduction in necessary equity in order to satisfy the capital call requirement.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2020 and 2019
(Unaudited - Expressed in Canadian Dollars)

24.	Segment disclosure

The Company operates in one industry segment of digital media and entertainment. The majority of the Company’s assets are located in Canada and England and Wales. The Company sells into three major geographic centers: United States of America (“USA”), Canada and other foreign countries. The Company has determined that it has a single reportable segment as the Company’s decision makers review information on a consolidated basis.

Revenues by segment is summarized below for the three months ended March 31, 2020 and 2019:

	March 31, 2020	March 31, 2019

Media	$4,637,542	$-
Esports	612,623	-
Entertainment	1,884,171	-
	$7,134,336	$-

Revenue, in Canadian dollars, in each of these geographic locations for the three months ended March 31, 2020 and 2019 are as below:

	March 31, 2020	March 31, 2019

Canada	$621,079	$-
USA	2,515,801	-
All other countries	3,997,455	-
	$7,134,336	$-

The non-current assets, in Canadian dollars, in each of the geographic locations as at March 31, 2020 and December 31, 2019 are below:

	March 31, 2020	December 31, 2019

Canada	$141,985,843	$143,050,878
England and Wales	4,248,919	4,346,583
USA	218,487	410,330
	$146,453,249	$147,807,791

25.	Subsequent events

(i)	Between April 1, 2020 and April 4, 2020, 16,834 common share purchase warrants exercisable at $1.10 expiring April 4, 2020 were exercised resulting in gross proceeds of $18,509 to the Company.

(ii)	On April 4, 2020, 935,313 common share purchase warrants exercisable at $1.10 expired unexercised.